Fidelity (logo) Investments®|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

August 2, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christian Sandoe

RE:	Fidelity Contrafund (the trust):
Fidelity Advisor New Insights Fund File No. 002-25235

Ladies and Gentlemen:

On behalf of the trust, transmitted herewith pursuant to the Securities Act of 1933 and Rule 488 thereunder, is the trust's Registration Statement on Form N-14. The purpose of this filing is to register shares of beneficial interest of Fidelity Advisor New Insights Fund, a series of the trust in connection with the proposed acquisition by Fidelity Advisor New Insights Fund of all of the assets of Fidelity Advisor Fifty Fund, a series of Fidelity Advisor Series I (File Nos. 002-84776 and 811-03785) and the assumption by Fidelity Advisor New Insights Fund of the liabilities of Fidelity Advisor Fifty Fund, solely in exchange for shares of Fidelity Advisor New Insights Fund (the "Reorganization"). The Reorganization is in connection with an Agreement and Plan of Reorganization (the "Agreement").

In connection with the Reorganization, filed herewith are the Notice to Shareholders, Proxy Statement and Prospectus (the "Proxy Statement"), Agreement, and Form of Proxy to be sent to shareholders of Fidelity Advisor Fifty Fund. The Prospectuses of Fidelity Advisor New Insights Fund dated March 1, 2010 included in this filing are the Prospectuses filed by the trust on February 26, 2010 as Post-Effective Amendment No. 71 to its registration on Form N-1A (File No. 002-25235).

No filing fee is due because of reliance on Section 24(f) of the Investment Company Act of 1940.

The Special Meeting of Shareholders is scheduled to be held on November 16, 2010. It is expected that the Proxy Statement will be mailed to shareholders on or about September 20, 2010, more than 20 days before the meeting. Accordingly, pursuant to Instruction F of Form N-14, the Part B of the Form N-14 will not accompany the Proxy Statement sent to shareholders. As required by Instruction F, a statement indicating that documents are available upon oral or written request without charge is included in the Proxy Statement.

We would appreciate receiving Staff comments, if any, on this filing no later than August 22, 2010. Questions or comments regarding this filing should be directed to Jamie Plourde at (617) 563-1375.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||\\\\	Sincerely,

/s/Shannon Silva
Shannon Silva
Legal Product Group